OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

YOPI TECHNOLOGIES INC

ONE UNIVERSITY PLAZA, SUITE 505
HACKENSACK, NJ, 07601

www.yopitech.com



50,000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration, under U.S federal securities laws however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 5,350,000* shares of common stock ($1,070,000)("Maximum offering Amount"

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of common stock ($10,000) ("Minimum Offering Amount")

Company	YOPI TECHNOLOGIES INC
Corporate Address	ONE UNIVERSITY PLAZA, SUITE 505 HACKENSACK, NJ, 07601
Description of Business	The YOPI Personal Trainer is a real-time fitness personal instructor that trains its users according to real-time oxygen consumption, which is the key parameter that determines the level of energy our body produces during training.
Type of Security Offered	Common Stock ("Common Stock")
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$250
Offering Period	3 months from initial day of offering & may be extended

Perks*

$1,000+ $50 discount code to buy YOPI

$2,000+ $100 discount code to buy YOPI

$5,000+ Get YOPI

$10,000+ Get 2 YOPI + one year subscription to all YOPI training Modules
Perks occur after the offering is completed, and are dependent on completion and availability of the product.

If the Company does not raise the minimum offering amount by the time provided, no securities will be sold in this offering, and investment commitments will be canceled and committed funds will be returned.

<u>The 10% Bonus for StartEngine Shareholders</u>

YOPI TECHNOLOGIES INC will offer 10% additional bonus shares for all investments

that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000

invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Common Stock at $0.20 / share, you will receive 50 Common Stock bonus shares, meaning you'll own 550 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

We are organized as a Delaware corporation and have a wholly owned Israeli subsidiary, YOPI Technologies R&D Ltd. ("Yopi R&D Team"). Our principal business operations are located in the United States. Our principal offices are located at One University Plaza, Suite 505, Hackensack, New Jersey. Our principal product, the YOPI personal trainer ("YOPI"), to our knowledge is the first real fitness personal instructor that trains according to real-time oxygen consumption, which is the key parameter that determines the level of energy our body produces during training.

We seek to disrupt the world of health and fitness, by changing the way the trainee monitors his body functionality during training and beyond. Our goal is to bring the a digital online personal trainer to the fitness and health markets which trains each one according to his/her online physiology and goals. During exercise, the body needs more oxygen to feed the muscles to keep them working. Today, to our knowledges, the only way to measure changes in Oxygen consumption is in a special "metabolic fitness testing laboratory. (see the following link for further detail about Vo2 Test - https://med.virginia.edu/exercise-physiology-core-laboratory/fitness-assessment-for-community-members-2/vo2-max-testing/)

YOPI is developing a new way to measures oxygen consumption online without a mask, from the user's body, using wearable biosensors and sophisticated algorithms. YOPI biosensors measure biomarkers in the sweat that are correlated to the oxygen intake and instruct in real-time the trainee according to his momentary physiology and goals.

To our knowledge, YOPI will be the first digital personal health and fitness instructor (based on oxygen consumption) that combines an intelligent personal training application using machine-learning algorithms with cutting-edge proprietary biosensors. YOPI uses constant real-time data attained from the biosensors to monitor the user's oxygen consumption and provides real-time, fitness plans, training guidance, health alerts and lifestyle coaching. By using YOPI, the user will be able to monitor physiological conditions and to reach the optimal results from everyday activity and any training session.

Our YOPI product is comprised of:

- <u>Advanced wearable bio-sensors</u>: The biosensors measure a variety of biomarkers from the trainee's sweat and skin;
- <u>Intelligent machine learning algorithms</u>: The advanced algorithms correlate the data attained from the biosensors and provide real-time feedback of the user's oxygen consumption; and
- <u>A mobile app that guides the trainee "online" for each selected activity</u>: Based on these data, the application provides real-time instruction to the user according to his or her daily physiology and short and long-term goals.

At this stage, we have built several generations of prototypes and proved our concept according to our plan. As of today, we have reached the point where we need to advance to the next step, which is building a full-operated prototype testing and to move into the commercialization stage.

Sales, Supply Chain, & Customer Base

Our target market will initially be the early adopters of wearable-tech in the U.S. These are the people who are either actively trying to lose weight or are attempting to maintain a fitness regimen – either professionally or as a personal goal. The types of people tyically:

1. Come from higher household incomes than average consumers.
2. Are either:
a. healthy and health-conscious
b. Unhealthy, but striving to be healthier
c. Regular consumer of organic or natural products & likely to exercise in spare time

Competition

The competition for YOPI originates from existing fitness trackers as well as fitness trackers that are in development and will reach the market in conjunction with YOPI. Additional (though indirect) competition may arise from mobile apps that offer personal training programs by connecting to existing fitness trackers.

Existing Fitness Trackers
[There are dozens](#) of different fitness trackers in the market today; however, we have

reason to believe that most of them are extremely basic and often report inaccurate step count, distance, and heart-rate monitoring. The market is led by several major brands such as Garmin, Polar and Fitbit which offer best-of-breed devices in combination with sophisticated marketing.

Planned Fitness Trackers

The fitness tracker market is dynamic, and new products are announced and developed constantly. We anticipate the launch of our product within the next 12-18 months and as such will face competition from new trackers not yet available on the market.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

The Team

Officers and directors

Hemi Re'em	President, Director and Co-Founder
Dr. Menachem Genut	CSO, Director and Co-Founder

Hemi Re'em
Hemi is an experienced entrepreneur and manager with a wide skillset. He has 25 years of experience in managing, planning and implementing business and marketing strategies. He has served as the President and Co-Founder of Yopi since inception, in 2017. Prior to Yopi, Hemi worked for 3 years in Israeli defense systems as an R&D division manager.

Dr. Menachem Genut
Menachem is a serial entrepreneur, senior manager and prolific innovator in the fields of Materials Science, Semiconductor Manufacturing, Chemistry and Nanotechnology. He has served as the full time Chief Scientist Officer ('CSO') and Co-Founder of Yopi since inception, in 2017. He also serves as a part time Chemical Safety Lecturer at Tel Aviv University since 2013 (5-10 hours a week.)

Dr. Menachem Genut and Hemi Re'em serve as board of directors. ("Board of Directors")

Number of Employees: 7

Related party transactions
The company has 2 loans by Dr. Menachem Genut an existing shareholders of YOPI for $75,000 (convertible) and $70,000. Both loans are a part of an initial agreement made with Dr. Genut for his 40% share in the company. See Indebtedness section and Notes to the Financial Statements for additional details of the transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risks Related to Our Intellectual Property** We have filed for patents and a trademark. Thus our intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently developed a first prototype biosensors that prove the concept, and we have filed for a patent as well as a trademark at United States Patent and Trademark Office (USPTO). The Company intends to continue to file additional patents applications and build its intellectual property portfolio as we discover new technologies related to the improvement of our systems and solutions. Patents can be legally challenged, and resulting disputes may lead to delays in the company product and organizational timeline. The risks and uncertainties that we face concerning our intention to file a pending patent and other proprietary rights principally include the following: ● pending patent applications we have filed or will file may not result in issued patents or may take longer than we expect to result in issued patents; ● we may be subject to interference proceedings; ● we may be subject to opposition proceedings in foreign countries; ● any patents that are issued to us may not provide meaningful protection; ● we may not be able to develop additional proprietary technologies that are patentable; ● other companies may challenge patents licensed or issued to us; ● other companies may have independently developed and patented (or may in the future independently develop and patent) similar or alternative technologies, or duplicate our technologies; ● other companies may design their technologies around technologies we have licensed or developed; and ● enforcement of patents is complex, uncertain and very expensive. We cannot be certain that patents will be issued as a result of any of our future applications, or that any of our patents, once issued, will provide us with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since the publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions. It is also possible that others may have or may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. In addition to patent applications, we depend upon trademarks, trade secrets, and proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors, and collaborators to enter into confidentiality agreements that prohibit the disclosure of our confidential information to any other parties. We will also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries, and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or

other proprietary information in the event of any unauthorized use or disclosure in violation of these agreements.

- **There are several potential competitors in the fitness market who are better positioned than we are to take the majority of the market** We will compete with larger, established in the fitness market who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the fitness wearable developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **We are a brand-new company.** Our limited operating history makes evaluating the business and prospects difficult and may increase the risk of your investment. To date, we have generated no revenues and have not yet begun meaningful commercialization efforts concerning our product. If you are investing in this company, we believe it may be because you think the personal fitness instructor, which trains according to real-time Oxygen consumption is a good idea, that the Company will be able to successfully market, manufacture and sell the YOPI personal trainer, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels, and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit, and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we will need to raise more funds in order to be able to start manufacturing operations.** We estimate that we will require at least $3-5 million to commence commercial production of the YOPI digital trainer. We believe that we will be able to finance the commercial production of the YOPI digital trainer through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You will not be able easily resell the securities.** It's safest to assume that you will not resell your investment to another investor. First, there is not yet a liquid secondary market like the New York Stock Exchange for private companies. In addition, Regulation Crowdfunding specifically prohibits resale of securities for one year, except to the issuer, an accredited investor, a family member or their trust.

- **At this stage, any valuation is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, as the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are based on assumptions and are only a good estimation.** There can be no assurance that the company will meet some of our projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition has priced the services at a level

that allows the company to make a profit and still attract business.

- **Risks Related to Israeli Law and Our Operations in Israel** Our operations are subject to currency and interest rate fluctuations as our R&D is being performed in Israel by Yopi R&D Team. We will incur expenses in U.S. dollars and NIS, but our financial statements are denominated in U.S. dollars and presented in U.S. dollars and have a convenience translation to NIS. U.S. dollars is our functional currency. However, as our R&D operations are in Israel, we use NIS as well. Even so, the U.S. dollars is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase, and our dollar-denominated results of operations would be adversely affected. It may be difficult to enforce a judgment of a U.S court against us and our officers and directors to assert U.S securities laws claims in Israel or to serve process on our officers and directors. Our operational subsidiary was incorporated in Israel. Some of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law applies to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Israeli law will also govern certain matters of procedure. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either the United States or foreign court. We have offices, and other significant operations located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel. Most of our management team and all of our research and development facilities are located in Israel. Although substantially all of our sales will be made to consumers outside Israel and the manufacturing of YOPI will be based primarily

on parts made in other countries, we are and will nonetheless be directly influenced by the political, economic and military conditions affecting Israel. Furthermore, several countries restrict business with Israeli companies, which may impair our ability to create new business relationships or otherwise conduct our business.

- **Risks Related to our Business and Industry** We have a limited operating history and have generated no revenues to date. Our limited operating history makes evaluating the business and prospects difficult and may increase the risk of your investment. To date, we have generated no revenues and have not yet begun meaningful commercialization efforts concerning our product. If you are investing in this company, it is because, among other things, you think Yopi, which trains according to real-time oxygen consumption is a good idea, that the Company will be able to successfully market, manufacture and sell the YOPI personal trainer, and that we can successfully price and sell the Yopi to enough people so that the company will succeed. We have yet to sell any vessels, and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit, and there is no assurance that we will ever be profitable. We have not yet generated any revenues. Our limited operating history makes evaluating the business and prospects difficult and may increase the risk of your investment. We were organized in June 2017 and had less than one year of operating history, upon which investors may judge our performance. To date, we have neither generated any revenues nor begun meaningful commercialization efforts concerning Yopi. We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of an investor's investment could decline substantially. Our ability to achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third-party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. We can provide no assurances that our operations will ever be profitable or that we will be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern. We may not be able to obtain adequate financing to continue our operations. We expect that we will need to raise additional funds to continue the design, manufacture, sale and servicing our YOPI. Even if we successfully raise the Maximum Offering Amount from this offering, we believe that we may need to raise additional capital shortly thereafter to fund our research and development and manufacturing. We anticipate commencing a Regulation A finance offering upon completion of this Offering. No assurance can be given that we will be successful in these efforts. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to develop our products. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period.

- **Terms of subsequent financings may adversely impact your investment.** We may engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. We expect to derive substantially all of our revenues from sales of products derived from our principal technology. Our initial product utilizing this technology is YOPI. As such, any factor adversely affecting sales of YOPI, including the product release cycles, regulatory issues, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, would likely harm our operating results. We may be unable to develop other products utilizing our technology, which would likely lead to the failure of our business. Moreover, in spite of our efforts related to the registration of our technology, if patent protection is not available for our principal technology, the viability of YOPI and any other products that may be derived from such technology would likely be adversely impacted to a significant degree, which would materially impair our prospects. Our success depends on the efforts, experience, and abilities of our management team. All of our administrative functions and day-to-day operations will be performed by the Executive and by industry professionals and experts recruited by the Company. Our success will depend in part upon our ability to attract, motivate and retain a sufficient number of qualified management, sales and technical personnel, and our ability to retain the Executive. The loss of any of these individuals would be difficult to overcome. The loss of the services of one or more of the Executive could adversely affect operating results. We would be adversely affected if we are unable to retain key employees. Our success depends in part on key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees. We may sue, or be sued by, third parties in connection with our operations. We contract directly with various providers of goods and services. From time to time, disputes may arise between the vendors with whom we contract for goods and services and us. When a dispute cannot be

resolved amicably, a lawsuit may be filed to resolve the dispute. In addition to relief granted by a court of law, vendors who have provided goods and/or rendered services to us with respect to our operations may be permitted, under applicable law, to file materialman's and/or mechanic's liens with respect to such goods and/or services, the filing of which may be necessary in order to perfect a lien claim pending the resolution of the dispute. Under such circumstances, we will be adversely affected.

- **Our YOPI mobile application is intended to be made available via Apple's iOS and via Google's Android platforms** Our YOPI Personal Trainer mobile application, which is a key to our business model, which we intend to make available via Apple's iOS and via Google's Android platforms and maybe in the future via additional platforms. If we are unable to achieve or maintain a good relationship with each of Apple and Google or similar platforms, or if the Apple App Store, the Google Play Store, or any other applicable platform were unavailable for any prolonged period, our business will suffer. A key component of the YOPI Personal Trainer will be an iPhone or Android application which will incorporate tools to guide the trainee "online" for each selected activity. This future application is expected to be compatible with Apple's iOS and Google's Android platforms and may in the future become compatible with additional platforms. If we are not be able to make our YOPI application compatible with these platforms, or if there is any deterioration in our relationship with either Apple or Google or others after our application is available, our business would be materially harmed. If our future applications are accepted, we will be subject to each of Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution, and operation of games and other applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions, including changes which could require us to pay to have our YOPI application available for downloading. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. We may not receive any advance warning of such changes. In addition, each of Apple and Google has the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. In the event that either Apple or Google ever determine that we are in violation of its standard terms and conditions, including by a new interpretation, and prohibits us from distributing our YOPI application on its storefront, it would materially harm our business. Additionally, we will rely on the continued function of the Apple App Store and the Google Play Store as digital storefronts where our future YOPI application may be obtained. There have been occasions in the past when these digital storefronts were unavailable for short periods of time or where there have been issues with the in-app purchasing functionality within the storefront. In the event that either the Apple App Store or the Google Play Store is unavailable or if in-app purchasing functionality within the storefront is non-operational for a prolonged period of time, it would have a material adverse effect on the ability of our customers to secure the YOPI application, which would materially harm our business. Our software and associated business processes may contain

undetected errors, which could limit our ability to provide our services and diminish the attractiveness of our service offerings. YOPI's software may contain undetected errors, defects or bugs. As a result, our customers or end users may discover errors or defects in our devices, software or the systems we design, or the products or systems incorporating our designs and intellectual property may not operate as expected. We may discover significant errors or defects in the future that we may not be able to fix. Our inability to fix any of those errors could limit our ability to provide our products, impair the reputation of our brand and diminish the attractiveness of our product offerings to our customers. In addition, we may utilize third party technology or components in our products, and we rely on those third parties to provide support services to us. Failure of those third parties to provide necessary support services could materially adversely impact our business.

- **Patent Risk** The patent has been filed under the name of Hemi Reem and Menachem Ganut , who have licensed the rights to use the patent to the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dr. Menachem Genut, 40.0% ownership, Common Stock
- Hemi Reem, 40.0% ownership, Common Stock
- Y.A.R.N. Investment LTD, 20.0% ownership, Common Stock
- Shmuel Yanai, 100% of Y.A.R.N Investment LTD Shares of Common Stock

Classes of securities

- Common Stock: 50,000,000 issued and outstanding.

  The Company is authorized to issue up to 500,000,000 shares of common stock. There are a total of 50,000,000 shares currently outstanding.

  Voting Rights

  Holders of our common stock are entitled to one vote per share. Our certificate of incorporation, as amended, does not provide for cumulative voting.

  Dividend Rights

  Holders of our common stock are entitled to receive ratably such dividends if any, as may be declared by our board of directors out of legally available funds.

  Rights to Receive Liquidation Distributions

  Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for

distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock if any, as provided by the resolution creating such series of preferred stock or any outstanding indebtedness.

Rights and Preferences

The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

- Blank Check Preferred Stock: 0 issued and outstanding.

The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

RIGHTS, PREFERENCES, PRIVILEGES, AND RESTRICTIONS

The Blank Check Preferred Stock may be issued in one or more series of preferred stock ("Preferred Stock"), from time to time, with each such series to have such designation, relative rights, preferences or limitations, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors increasing such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

(ii)   The dividend rate of such series, the conditions and time upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of Common or Preferred Stock or series thereof, or any other series of the same class, and whether such dividends shall be cumulative or noncumulative;

(iii)   The conditions upon which the shares of such series shall be subject to redemption by the Company and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

(iv)   Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(v) Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(vi) Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or upon the distribution of assets of the Corporation;

(viii) Any other powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation.

- Convertible Notes: $75,000

The company has an outstanding convertible note of $75,000 issued on April 12, 2018. This note bears cash interest of 15% per year, with the balance due and payable including interest on December 31, 2020.

Conversion Option

Under the terms of the note, the lender decision to convert the loan into shares of Common Stock of the Yopi Technologies Inc. at his sole decision.

If the lender would rather want to convert the loan amount plus interest or part of it to the company (YOPI TECNOLOGIES INC) shares. The lender should inform the Board of Directors of the company in writing at least 15 working days prior to the retuning date of the loan.

If the lender decides to convert the loan into shares he will do it at a price of $0.13 per share

Maturity

The lender may opt to convert the notes into Common Stock by written notice delivered 15 business days prior to payment due date.

What it means to be a Minority Holder

The ownership of our common stock is concentrated among existing executive officers and directors. Upon the sale of the Minimum or Maximum Offering Amount of the shares offered in this offering, our executive officers and

directors will continue to own beneficially, in the aggregate, a vast majority of the outstanding shares of Common Stock. As a result, they will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Dilution

We may engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market that develops, which could adversely affect the market price.

Investors should understand the potential for dilution. Each investor stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage,

voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- As part of an offering registered with the Securities and Exchange Commission;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the developing and delivering a product, which we do not anticipate occurring until 2019.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We expect that YOPI's income be based on hardware and software sales as follows:

We intend to sell the hardware (i.e., the bio-sensors' target price will be $149-199 retail) and provide a modular training instructor app for a monthly fee.

The applications modules (for example dieting module or running instructor module) will each be offered at $3 per month (final pricing will be determined closer to launch date), with a package of several modules offered at a discounted rate (i.e., two packages for $5 per month).

According to the plan we are going to start selling in Quarter 3 of 2019 the initial sales will be through product crowd platform either indiegogo or kickstarter where we plan to sell about 10,000 unit.

Apart from it, there is a big interest for YOPI in many semi professional athlete

therefore we aim to sell in this year (2019) an additional 10,000 unit through YOPI's website. In addition, we plan to subscribe about 15,000 of the to variety of YOPI application modules.

For 2020, we are planning to market our product mainly in Europe, Australia and the U.S. and we expect to sell at least 50,000 units through web platforms and common marketing channels.

In term of expected profit, our assumptions are that the costs of good sold in the first year will not exceed 40% of YOPI sale price while marketing expenses should be about 20% and management and other expected expenses to be about 20%.

In the second year, we expect the cost of good sold will be reduce to about 35%.

Liquidity and Capital Resources

As the company is currently in its R&D stage, it is generating operating losses and requires the continued infusion of new capital to continue business operations. With the funds we are going to raise through this campaign (CF), assuming we raise the Maximum Offering Amount, we believe that we will have the necessary fund for 12 months. If the company is successful raises the Maximum Offering Amount, we are likely to continue raising capital through regulation A and regulation D within 12 months after the completion of CF funding campaign.

Indebtedness

The company has an outstanding promissory note made by Dr. Menachem Genut for $70,000. The notes bears interest of 6.5% per year, interest paid in the end of the loan, the balance due at maturity on July 30, 2019. The company also has an additional outstanding convertible loan with Dr. Menachem Genut of $75,000. This note bears cash interest of 15% per year, with the balance due and payable including interest on December 31, 2020.

Bank Loan: 250,000 NIS taken by the subsidiary to finance R&D - Due Payment 12/31/2018

Recent offerings of securities

- 2017-09-17, Regulation D, 20,000,000 Common Stock. Use of proceeds: Establishing the company, legal expenses, building the prototype.
- 2017-08-17, Regulation D, $70,000 Promissory Note. Use of proceeds: The company has an outstanding promissory note made by Dr. Menachem Genut for $70,000. The notes bears interest of 6.5% per year, interest paid in the end of the loan, the balance due at maturity on July 30, 2019.
- 2018-08-12, Regulation D, $75,000 Promissory Note. Use of proceeds: The company also has an additional outstanding convertible loan with Dr. Menachem Genut of $75,000. This note bears cash interest of 15% per year, with the balance due and payable including interest on December 31, 2020.

Valuation

$10,000,000.00 We have currently assumed assumed YOPI's valuation of $10 million pre money based on 3 major factors: Firstly, our belief of the positive market reaction to YOPI's solution for the immediate need of better and personalized way of monitoring our physiology during training and beyond. Secondly, that our technology is working successfully after testing 3 versions of prototypes, which demonstrate that we are measuring the required parameters in the sweat. Thirdly, we believe that we are about 2-3 months and about $150,000 away from an on body working prototype.

USE OF PROCEEDS

In general our budget is going to be as follows according to the money the company will raise

We are seeking to raise a minimum of $10,000 (Minimum Offering Amount) and up to $1,070,000 (Maximum Offering Amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of approximately $1,000,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows

Sales of Common Stock in excess of the Minimum Offering Amount will be based at the discretion of the issuer.

	Offering Amount Sold				Offering Amount Sold
Total Proceeds:	$10,000	$ 50,000	$ 200,000	$ 500,000	$1,070,000
Less: Offering Expenses	$200	$ 1,000	$ 2,000	$ 3,000	$ 5,000
StartEngine Fees (6% total fee)	$600	$3,000	$12,000	$30,000	$64,200
Net Proceeds	$9,200	$46,000	$186,000	$467,000	$1,000,800
Use of Net Proceeds:					
R&D & Production	$4000	$14,500	$81,000	$244,000	$575,000
Marketing	$1000	$8,000	$15,000	$30,000	$50,000
Working Capital	$1000	$10,000	$40,000	$75,000	$150,000
Estimated Attorney & Accountant fee	$1500	$2,500	$3,000	$5,000	$8,000
Future Wages	$1,500	$ 10,000	$45,000	$110,000	$212,000

Misc.	$200	$1,000	$ 2,000	$ 3,000	$5,800
Total Use of Net Proceeds	$9,200	$46,000	$186,000	$467,000	$1,000,800

The major components will be divided in percentages as follows:

R&D

Developing the sensors	25%
Developing the Electrical Circuit	15%
Programing & Algorithms	30%
Mechanical Design	15%
Production Design	10%
Prototype production % Other	5%

Marketing

Running CF campaign	35%
Supporting Initial Sales	35%
PR General	20%
Other	10%

Wages

5-6 direct employees emplyed on a full time basis. Two of our employees, Mr. Alex Lahav and David Blu as a marketing manager for the sport team market, are based in our principal offices in the U.S., and the rest are based in Israel, with our Yopi R&D Team. None of our employees are represented by any collective bargaining agreement.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds that may include but are not limited to the following (over $10,000): vendor payments and salary made to one's self, a friend or relative; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make future annual reports available on its website (http://www.yopitech.com) in the area labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YOPI TECHNOLOGIES INC

[See attached]

YOPI TECHNOLOGIES INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

YOPI TECHNOLOGIES INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

TABLE OF CONTENTS



WEINSTEIN & CO.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Yopi Technologies, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying balance sheets of Yopi Technologies, Inc ("the Company") as of December 31, 2017 and the related statements of operations, changes in stockholders' deficit and cash flows, for the period from commencement of operations until December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with generally accepted accounting principles in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

<u>Going Concern</u>

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not established a source of revenue sufficient to cover its operating costs. As of December 31, 2017, the Company does not have sufficient working capital and cash resources to meet its planned business objectives. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding these matters is also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Weinstein & Co. C.P.A. (Isr)

We have served as the Company's auditor since 2018.

Jerusalem, Israel

07/19/2018

Jerusalem: 17 Kissufim St | Tel-Aviv: 16 Homa Umigdal St | www.wcpa.co.il, w@wcpa.co.il
P.O.B 23216, Code 9123101 | P.O.B 51966, Code 67771 | A Member of: TIAG
The International Accounting Group


YOPI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars except share and per share data)


		December 31, 2017
A s s e t s		
Current Assets		
Cash and cash equivalents		19,118
Other accounts receivable		10,490
T o t a l Current assets	$	29,608
T o t a l assets	$	**29,608**
Liabilities and Shareholders' Deficit		
Current Liabilities		
Short term bank loan		28,843
Accounts payable trade		37,710
Other accounts payable (Note 3)		9,419
T o t a l current liabilities	$	75,972
Company's Shareholders' Deficit (Note 4)		
Common shares of US$ 0.001 par value each ("Common shares"): 500,000,000 shares authorized as of December 31, 2017; issued and outstanding 50,000,000 shares as of December 31, 2017.		50,000
Additional paid-in capital		-
Accumulated deficit		(96,364)
T o t a l shareholders' deficit		(46,364)
T o t a l liabilities and shareholders' deficit	$	29,608

The accompanying notes are an integral part of the financial statements.

(signature)

_____   ___July 18, 2018___
Director   **Date**

YOPI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars)

	For the period from commencement of operations until December 31 2017
Research and development expenses	$ 35,096
General and administrative expenses (Note 5)	59,887
Operating loss	94,983
Financing expenses (income), net	1,381
Net loss for the period	$ 96,364
Net loss per ordinary share - basic and diluted	$ (0.0019)
Basic and diluted weighted average number of shares of common stock outstanding	50,000,000

The accompanying notes are an integral part of the financial statements.

YOPI TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(U.S. dollars, except share and per share data)

	Number of Shares	Amount	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
CHANGES DURING THE PERIOD FROM COMMENCEMENT OF OPERATIONS UNTIL DECEMBER 31, 2017:					
Issuance of shares for cash	**50,000,000**	50,000	-	-	50,000
Comprehensive loss for the year				(96,364)	(96,364)
BALANCE AT DECEMBER 31, 2017	**50,000,000**	**50,000**	-	**(96,364)**	**(46,364)**

The accompanying notes are an integral part of the financial statements.

YOPI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars)

	For the period from commencement of operations until December 31 2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Loss for the period	$ (96,364)
Adjustments required to reconcile net loss for the period to net cash used in operating activities:	
Decrease (increase) in accounts receivable	(10,490)
Increase (decrease) in accounts payable – trade	37,710
Net cash used in operating activities	(69,144)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan from banking institution	28,843
Proceeds from issuance of shares for cash	50,000
loan received from shareholder	9,419
Net cash provided by financing activities	88,262
INCREASE IN CASH AND CASH EQUIVALENTS	19,118
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 19,118

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -

The accompanying notes are an integral part of the financial statements.

YOPI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

A. Operations

Yopi Technologies Inc. (the "Company") incorporated on June 12, 2017, under the laws of the State of Delaware. On October 16, 2017, the Company issued to its funders 50,000,000 shares for total consideration of $50,000. On August 14, 2017, the Company established its wholly owned subsidiary Yopi Technologies R&D Ltd. A company registered under the state of Israel (hereunder "Yopi Israel").

The Company is engaged in the development of digital personal health and fitness instructor that combines an intelligent personal training applications using machine-learning algorithms with cutting-edge proprietary biosensors.

B. Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2017, the Company has not yet generated revenue from its operations, had approximately $19,118 in cash and cash equivalents, approximately $46,364 in negative working capital, stockholders' deficit of approximately $46,364, and an accumulated deficit of approximately $96,364. Management anticipates that their business will require substantial additional investments that have not yet been secured. The Company anticipates that the existing cash will not be sufficient to continue its planned operations through the next 12 months. Management is continuing in the process of fund raising in the private and public equity markets as the Company will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

C. Risk factors

The Company and Yopi Israel (collectively, the "Group") face a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Group's products, the effects of technological changes, competition and the development of products by competitors. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Group's future results. In addition, the Group expects to continue incurring significant operating costs and losses in connection with the development of its products and increased marketing efforts. As mentioned above, the Group has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its current shareholders and investors or from third parties.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A. Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to the going concern assumptions.

B. Functional currency

The functional currency of the Company and Yopi Israel is the US dollar ("US$"), which is the currency of the primary economic environment in which the operations of the Company are conducted.

C. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated on consolidation.

D. Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

E. Deferred income taxes

The Group accounts for income taxes in accordance with ASC Topic 740, "Income Taxes". Accordingly, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the enacted tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

The Group accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company's accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes, however the Company did not recognize such items in its fiscal 2017 financial statements and did not recognize any liability with respect to an unrecognized tax position in its balance sheets.

F. Research and development expenses

Research and development expenses are charged to operations as incurred.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

G. **Basic and diluted loss per ordinary share**

Basic loss per ordinary share is computed by dividing the loss for the period applicable to ordinary shareholders, by the weighted average number of shares of common stock outstanding during the period. Securities that may participate in dividends with the shares of common stock (such as the convertible preferred) are considered in the computation of basic loss per share under the two class method. However, in periods of net loss, only the convertible preferred shares are considered, since such shares have a contractual obligation to share in the losses of the Company, in accordance with the guidance of ASC Topic 260-10.

In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon the exercise of potential shares. Accordingly, in periods of net loss, no potential shares are considered.

In computing diluted loss per share, basic losses per share are adjusted to reflect the potential dilution that could occur upon the exercise of options issued or granted using the treasury stock method and upon the conversion of convertible bonds using the if-converted method. The effect of such exercise or conversion is considered dilutive in all th

H. **Fair Value Measurements**

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC Topic 820"). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

> Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date
>
> Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
>
> Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy. The valuation of the short-term liability relating to the warrants issued to the unit owners (see Note 7) falls under this category.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash and cash equivalents is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

I. Other comprehensive income (loss)

Other comprehensive income (loss), presented in stockholders' equity (deficit), includes, in addition to loss, gains and losses from the translation of the results of foreign subsidiary to the reporting currency.

J. Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents as well as certain other current assets that do not amount to a significant amount. Cash and cash equivalents, which are primarily held in Dollars and New Israeli Shekels, are deposited with major banks in Israel. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments. The Company does not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

K. Contingencies

The Company records accruals for loss contingencies arising from claims, litigation and other sources when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. Legal costs incurred in connection with loss contingencies are expensed as incurred.

L. Newly issued accounting pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance narrows the definition of a business. This standard provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. This guidance is effective for interim and annual reporting periods beginning after December 15, 2017, and early adoption is permitted. This guidance must be applied prospectively to transactions occurring within the period of adoption. The Company expects to adopt this guidance effective January 1, 2018. The Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019, and early adoption is permitted. This guidance must be applied on a prospective basis. The Company expects to adopt this guidance for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

In May 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-9, Stock Compensation (Topic 718): Scope of Modification Accounting. The ASU limits the circumstances in which an entity applies modification accounting. When an award is modified, an entity does not apply the guidance in ASC 718-20-35-3 through 35-9 if it meets all of the following criteria: (i) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. (ii) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. (iii) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The ASU also removes the guidance in ASC 718 stating that modification accounting is not required when an entity adds an antidilution provision as long as that modification is not made in contemplation of an equity restructuring.

In July 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral. The ASU applies to issuers of financial instruments with down-round features. It amends (1) the classification of such instruments as liabilities or equity by revising the guidance in ASC 815 on the evaluation of whether instruments or embedded features with down-round provisions must be accounted for as derivative instruments and (2) the guidance on recognition and measurement of the value transferred upon the trigger of a down-round feature for equity-classified instruments by revising ASC 260. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted.

In August 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2017-12, or ASU, 2017-815, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends ASC 815 to "better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results." to (1) improve the transparency of information about an entity's risk management activities and (2) simplify the application of hedge accounting. The ASU is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods therein. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted.

In September 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments. The ASU provides significant relief to registrants that are required to include financial statements or financial information of other reporting entities in their SEC filings. Specifically, the SEC staff announced at the July 20, 2017, EITF meeting that it would not object to elections by certain public business entities (PBEs) to use the non-PBE effective dates for the sole purpose of adopting FASB's new standards on revenue (ASC 606) and leases (ASC 842). The amendment is for all entities effective upon adoption of ASC 606, Revenue from Contracts with Customers, and ASC 842, Leases.

NOTE 2– SIGNIFICANT ACCOUNTING POLICIES (continue)

In November 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ASU 2017-14, Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (SEC Update). This ASU amends SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 116 and SEC Release No. 33-10403, which bring existing guidance into conformity with Topic 606, Revenue from Contracts with Customers. ASU is for public business and effective upon adoption of ASC 606, Revenue from Contracts with Customers.

NOTE 3 – OTHER ACCOUNTS PAYABLE

Other accounts payable balance is comprised of a loan granted from a shareholder of the Company. The balance is not linked and bears no interest.

NOTE 4 – SHAREHOLDERS' EQUITY

Description of the rights attached to the Shares in the Company:
Common shares:
Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of the Company's common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of the directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Transactions:
On October 16, 2017 the Company issued 50,000,000 shares of common shares of the company to its founders for total consideration of $50,000.

NOTE 5 – GENERAL AND ADMINISTRATIVE EXPENSES

	For the period from commencement of operations until December 31,
	2017
	US Dollars
Professional fees	3,246
Advertising and promotions	43,573
Legal fees	5,000
Foreign travel	7,260
Office and other expenses	807
	59,887

NOTE 6 – INCOME TAX

US resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 35%. No further taxes are payable on this profit unless that profit is distributed. If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the US under applicable tax treaties to avoid double taxation.

Taxable income of Israeli companies was subject to tax at the rates as follows:

A. On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the "Law for the Change in National Priorities"), which, among other things increased the standard Israeli corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the Israeli parliament passed the Law for Amendment of the Income Tax Ordinance No. 216, which, among other things reduced the standard Israeli corporate income tax rate from 26.5% to 25% effective as of January 2016.

In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate that will apply in 2017 will be 24% and the corporate tax rate that will take effect from 2018 onwards will be 23%

The Company and Yopi Israel has not received final tax assessments since its inception.

As of December 31, 2017, the Company and Yopi Israel has carry forward losses for tax purposes of approximately $23,000 and $73,000, respectively, which can be offset against future taxable income, if any, for an indefinite period of time.

NOTE 6 – INCOME TAX (continue)

B. The following is reconciliation between the theoretical tax on pre-tax income, at the tax rate applicable to the Company (federal tax rate) and the tax expense reported in the financial statements:

	For the period from commencement of operations until December 31,
	2017
	US Dollars
Pretax loss	(96,364)
Federal tax rate	35%
Income tax computed at the ordinary tax rate	33,727
losses with a different tax rates	(8,266)
Losses and timing differences in respect of which no deferred taxes were generated	(25,461)
	-

C. Deferred taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets are as follows:

	For the period from commencement of operations until December 31,
	2017
Composition of deferred tax assets:	US Dollars
Non capital loss carry forwards	24,670
Valuation allowance	(24,670)
	-

NOTE 7 – LOSS PER ORDINARY SHARE

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. The loss and the weighted average number of shares of common stock used in computing basic and diluted loss per ordinary share for the year ended December 31, 2017 are as follows:

	For the period from commencement of operations until December 31,
	2017
	US Dollars
Loss used for the computation of loss per share	(96,364)
Net loss attributable to non-controlling interest	-
	(96,364
Loss for the year attributable to ordinary shareholders	)

	For the period from commencement of operations until December 31,
	2017
	US Dollars
Weighted average number of shares of common stock outstanding attributable to ordinary shareholders	50,000,000
Total weighted average number of shares of common stock related to outstanding options, warrants and shares to be issued upon conversion of the convertible preferred stock excluded from the calculations of diluted loss per share	-

NOTE 8 – RELATED PARTIES

(1) Mr. Menachem Genot (Mr. Genot) has personally guaranteed the Company's short term bank loan. This loan was repaid in full by Mr. Genot during April 2018.

(2) On April 12, 2018 the Company and Mr. Genot signed a Shareholder's Loan Agreement according to which Mr. Genot would provide a NIS 250,000 (approximately $ 70,500). The loan bears annual interest at a rate of 15% and shall be repaid in one installment after 12 months. In addition, The Mr. Genot has the right to convert to loan balance into Company's ordinary shares at $0.13 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


YOPI TECHNOLOGIES is pending **StartEngine Approval.**



▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

YOPI TECHNOLOGIES
Personal Oxygen Consumption Wearable

● Small OPO   🏠 Austin, TX   🏷 Biotechnology
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Personal Trainer and an Oxygen Consumption Monitoring Wearable for Health & Fitness, No Lab or Mask Needed

Invest in Yopi

"We are developing a wearable device that lets people measure their oxygen consumption (VO_2) while exercising. We believe VO_2 measurements are the best way to measure physical fitness and heart health. VO_2 statistics typically require costly labs and bulky equipment. YOPI makes VO_2 accessible for everyone. **YOPI's founders, Hemi Reem & Menachem Ganut, have a patent pending for its completed proof of** ~~concept~~ **developing the companion app** that trains users according to their personal physiology. **We anticipate distribution by the end of Q2 of 2019."**

Hemi Re'em

President & Co-Founder

The Offering

Investment

$.20/share of Common Stock | When you invest you are betting the company's future equity value will exceed $11M.

Perks*

$1,000+ $50 discount code to buy YOPI
$2,000+ $100 discount code to buy YOPI
$5,000+ Get YOPI
$10,000+ Get 2 YOPI + one year subscription to all YOPI training Modules

All perks occur after the offering is completed, and upon completion and availability of the product.





NOTE: The video shown above is a demonstration and the product is currently still in development.

This Offering is eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

In five years, our goal is to make YOPI into a major player in the field of fitness and health worldwide. We believe anybody with YOPI will have the same health monitoring and personalized training regimen as the world's best professional athletes.

What Is Yopi?



YOPI is developing a wearable device that lets people measure their oxygen consumption (VO$_2$) while exercising. We believe VO$_2$ measurements are the best way to measure physical fitness and heart health. VO$_2$ statistics typically require costly labs and bulky equipment. YOPI makes VO$_2$ accessible for everyone.

YOPI's founders, Hemi Reem & Menachem Ganut, have a patent pending for its completed proof of concept, which will be licensed to the company for use with the Company developing the companion app that trains users according to their personal physiology. YOPI is projecting the initial release of the product to be during the second quarter of 2019.

In the past year, we have successfully developed a working prototype and proofed the concept. In the thorough research we performed, we found that the best way to monitor our body is through VO$_2$, the body's oxygen consumption.

As far as we know, prior to our work, the only way to monitor oxygen consumption VO$_2$ was via special laboratory testing that uses a bulky mask. The common way to monitor our physiology was to measure the heart rate.

We then started research to find a way to monitor oxygen consumption VO$_2$ online without using a mask. We found that there is a direct correlation between oxygen consumption (VO$_2$) and some biomarkers on the human body, particularly in human sweat.

At this stage, we founded YOPI and applied for a patent.

In addition, we understood that it's not enough to just collect data, because it's even more important to transform it to the user. Therefore, YOPI is developing a sophisticated application that is designed to train the user by monitoring his/her online physiological condition. **Today, we are working to develop the first commercial product that will monitor VO2 while exercising.**

In addition, we plan to constantly monitor the user's VO2 and prevent an unexpected cardiac event. Overall, **YOPI wants to change the world of health and fitness,** as we aims to be the only wearable that is going to measure oxygen consumption VO2 online from the during training body without using a mask and without being connected to any wires.

Check Out Yopi In Action!





NOTE: The video shown above is a demonstration and the product is currently still in development.



Advanced Wearables

The biosensors in YOPI wearable device measure a variety of bio-markers from the trainee's sweat and skin.



Intelligent Algorithms

Data attained from the biosensors will provide a real-time feedback of the user's oxygen consumption.



Personalized Fitness

Then, the app will instruct the user in real-time according to the trainee current exertion to achieve short & long term goals.

How It All Started and Where We're Going



Hemi Re'em, our Co-Founder, was a semi-professional athlete, participating in long distance runs, triathalons and Ironman competitions. He monitored his physical health with a heart rate monitor and regular doctors' appointments.

And then suddenly a year and a half ago, something went wrong, and he unexpectedly had to have heart bypass surgery. While in recovery, a cardiologist brought up that he must have had many signs that something was wrong long before.

This doctor was correct, but Hemi's previous monitoring system didn't catch any of them...

Enter YOPI, a Digital Personal Trainer and VO$_2$ Monitor!

The Yopi Roadmap



Proof of Concept

YOPI's founders, Hemi Reem & Menachem Ganut, have a patent pending for its completed proof of concept, which will be licensed to the company for use.



Prototype

YOPI's development teams made three generations of prototypes and expect to have a next-stage prototype within 3 months and a full-working prototype within 7-9 months.



Production

YOPI plans to launch a product crowdfunding campaign with a delivery time of up to 6 months

---

What People Are Saying About Yopi

"I believe YOPI is here to change the way of life of professional sportsmen and actually anyone who is exercising. YOPI enables us to reach our best performance and meet our training targets all season and yearlong; without compromising our health and alerting us when needed so we don't face risk of heart failure, improper oxygen consumption or any other health issue. YOPI fitness companion is the perfect way to monitor both activity and health effortlessly and with unmatched accuracy."

"An excellent idea for a fitness gadget! Measuring VO$_2$ has classically been done in medical centers, requiring the subject to exercise covered in equipment and wear a mask to measure gas exchange. It's seldom performed due to its high cost. As a clinical cardiologist with cardiac imaging expertise, I know the importance of noninvasive and accurate methods to detect disease and guide therapy.

Cardiovascular disease is the #1 global cause of morbidity and mortality, and its incidence is rising. Recently, patients routinely present smartphone or

wearable tech data for me to review. An inconspicuous wearable biosensor to measure VO2 could prove invaluable in the healthcare industry in addition to personal and professional training."



David Blu
Former Professional EuroLeague Basketball Player



Dr. Jonathan Katz, M.D.
Cardiologist: Good Samaritan Hospital
Nyack Hospital

The Market

Global revenue in the fitness market continues to climb.



Source: Statista

The Future of VO$_2$ Measurement

Up to now, the only way to measure VO$_2$ and VO$_2$max was in a metabolic lab and have it tested with a machine that involved wearing a bulky mask. It measured oxygen intake, CO$_2$ output, and other parameters for training like how many calories a person is burning. The result from that testing is a chart telling you the VO$_2$ and the VO$_2$max. You can then go and apply that information to your training.

However, we believe the truth is that you do not know anything because what you measured in the lab was only applicable for your physical condition at the time of the testing. From there you can only measure heart rate, which we already know is not good enough.

We at YOPI have found a way to monitor online oxygen consumption VO$_2$ from biomarkers on the skin such as sweat.



Invest in YOPI = Investing in Your Health & Fitness

A Word From Yopi's Founders

Following my personal experience, it has become my dream and passion to save as many people as possible from going through the serious procedure of heart bypass surgery. Although I was a sportsman and did all the right things, I found myself on the operation table.

I was physically fit, not overweight, monitoring my heart rate and having all the necessary checkups—and still I was unaware that I had serious heart problems, which led in the end to a heart bypass operation.

We at YOPI Technologies are sparing no effort to bring to live a true revolution—a comfortable, wearable device that measure your oxygen consumption (VO_2) without the need of a mask. Measurement is done constantly online and reflects real time, in vivo measurements of your physiology during training and rest.

YOPI enables users to monitor their physiology while training and alerts them of changes, protecting their health and hopefully sparing them from the challenging experience I went through about a year ago.
Let's move it, meet our fitness goals, and let's do it with YOPI—so our training is as efficient and healthy as possible.

Sincerely,

Hemi Re'em
Co-Founder & Former Triathelete
YOPI Technologies, Inc.

YOPI is about to change everything you know about health and fitness. We, at YOPI Technologies, have developed a unique solution that can function both as your health guard and personal fitness trainer.

YOPI includes biosensors that monitor key biometrical markers on your skin while you are doing any program of physical training. It is the first digital personal health and fitness trainer to combine intelligent personal training applications using machine-learning algorithms with cutting-edge proprietary biosensors.

YOPI uses real-time constant data streamed live from the biosensors to monitor your oxygen consumption. It offers fitness plans, training guidance, health alerts and lifestyle coaching in real-time, while you are training.

By using YOPI, you will be able to monitor your physiological landscape in order to reach your maximum potential and optimal results from everyday activity and from each training session. And, most importantly, you will be able to do so without risking your health.

We are addressing you as we need your contribution to bring this wonderful product to market. Together we will be able to change for the better the worlds of health and fitness.

Sincerely,

Dr. Menachem Genut
Co-Founder
YOPI Technologies, Inc.



June 2016
YOPI Co-Founder Hemi has unexpected heart bypass operation
Sees the need for a better physiology monitoring solution during fitness training.

August 2016
Pre-seed money raised and R&D begins
Research to determine the best factors to inform the trainer of the atheleте's physiological condition.

January 2017
First prototype completed
Successfully measures ions and minerals related to oxygen consumption in the lab.

June 2017
Second prototype completed
Successfully measures specific ions and minerals in human sweat in the lab.

September 2017
Patent application submitted by Founders for License to Company
R&D begins to develop working 3rd gen. protype & selective biosensor membrane.

May 2018
Launched on StartEngine
Now YOU can own a part of our company!

July 2018
Create Third-Generation Prototype
(ANTICIPATED)

October 2018
Finalize full product including working biosensor and algorithm
(ANTICIPATED)

December 2018
Test full product on trainers in the field and prepare mass production facility
(ANTICIPATED)

March 2019
Launch product
(ANTICIPATED)

July 2019
Distribute product
(ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team





Hemi Re'em
President, Director and Co-Founder

Hemi is an experienced entrepreneur and manager with a wide skillset. He has 25 years of experience in managing, planning and implementing business and marketing strategies. He has served as the President and Co-Founder of Yopi since inception, in 2017. Prior to Yopi, Hemi worked for 3 years in Israeli defense systems as an R&D division manager.



Dr. Menachem Genut
CSO, Director and Co-Founder

Menachem is a serial entrepreneur, senior manager and prolific innovator in the fields of Materials Science, Semiconductor Manufacturing, Chemistry and Nanotechnology. He has served as the full time CSO and Co-Founder of Yopi since inception, in 2017. He also serves as a part time Chemical Safety Lecturer at Tel Aviv University since 2013 (5-10 hours a week.)

Offering Summary

Maximum 5,350,000* shares of common stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of common stock ($10,000)

Company	YOPI TECHNOLOGIES INC
Corporate Address	12201 Rayo De Luna Lane Austin, TX 78732
Description of Business	The YOPI Personal Trainer is a real fitness personal instructor that trains according to real-time oxygen consumption, which is the key parameter that determines the level of energy our body produces during training.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$250

Perks*

$1,000+ $50 discount code to buy YOPI

$2,000+ $100 discount code to buy YOPI

$5,000+ Get YOPI

$10,000+ Get 2 YOPI + one year subscription to all YOPI training Modules

*All perks occur after the offering is completed, and upon completion and availability of the product.

The 10% Bonus for StartEngine Shareholders

YOPI TECHNOLOGIES INC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Common Stock at $0.20 / share, you will receive 50 Common Stock bonus shares, meaning you'll own 550 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow YOPI TECHNOLOGIES to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Yopi. Your Personal Fitness Companion. During exercise your body needs to00:01increase oxygen intake oxygen intake is00:04individual and is affected by genetics00:06age gender body size and fitness level00:10oxygen intake is considered to be the00:12best indicator for personal aerobic00:14fitness oxygen intake determines the00:17source and rate at which you burn00:18calories today the only way to measure00:21personal relative oxygen intake during00:23exercise is in a special testing00:25laboratory for metabolic fitness00:27tomorrow00:28yopi is bringing a revolution to fitness00:31training yopi will measure the relative00:33oxygen intake from the trainees body00:35using new and unique types of biosensors00:38yopi will give the trainee constant00:41dynamic training instructions by using00:43advanced intelligent algorithms and00:44machine learning techniques tomorrow 00:47yopi will be the most advanced personalized companion for health and fitness VO2 Max good morning Karen according to the plan we're gonna run three miles today at a fat-burning pace are you ready go good luck Karen great job Karen keep increasing speed you at your optimal fat-burning pace keep going hey you've just beat your personal record for one-and-a-half miles you're on fire you're a bit too fast Karen you should slow down we're back on pace only half a mile to go that was awesome Karen you ran the plan three miles at a new personal best would you like yopi to recommend you a breakfast option you have to be at work in 40 minutes Karen don't forget you have a yoga class at 4:00 see you soon yopi the most advanced personalized companion for health and fitness Yopi. Your Personal Fitness Companion.

VIDEO 2

hi00:08my name is David Blu I'm a former00:10American professional basketball player00:12in college I played at the University of00:15Southern California and as a pro I spent00:18seven years playing for Maccabi Tel Aviv00:20in Israel pre-season training during00:24college was intense my coach believed00:26that conditioning was the key to success00:28which made the jump to pro practices00:31even easier even though I always came to00:33training camp in great shape there were00:35still times when I got fatigued00:37especially at the end of games as I got00:41older I found ways to control my00:43breathing but not everyone has the time00:44or ability to do that when it comes to00:48training for physical fitness you need00:50to know your limitations so what if00:52there was a better way to monitor your00:54body in real-time enter yopi yopi 00:58answers a need in the physical fitness01:00community to better understand and01:03instruct trainees in real time based on01:06their physiology and personal goals01:08using breakthrough wearable biosensors01:11and sophisticated algorithms yopi 01:14measures biomarkers in the sweat and01:16parameters from the skin that correlate01:19to the users oxygen in turn oxygen01:22consumption is widely regarded as the01:24best indicator to determine personal01:26physiology it's a crucial parameter for01:30indicating when our body is producing enough energy to feed our muscles yopi measures oxygen intake without a mask measuring instrument you can wear it indoors outdoors whenever anywhere just think if my coaches were able to monitor my oxygen in real time when out playing they know precisely

when they take me out of the game based on my physiology and I probably could have avoided some of the mistakes I made at the end of games due to lack of oxygen the obese goal is to use this round of funding to finish development and begin production we've already developed an initial prototype and proved our technology works now all we need is you Yopi is a paradigm shift and wearable fitness monitoring technology no sweat right join us today invest in yopi. Yopi. Invest Today. Produced by Lemonlight

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "YOPI TECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF JUNE, A.D. 2017, AT 1:26 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6442462 8100
SR# 20174700156

Authentication: 202711073
Date: 06-14-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:26 PM 06/12/2017
FILED 01:26 PM 06/12/2017
SR 20174700156 - File Number 6442462

CERTIFICATE OF INCORPORATION
OF
YOPI Technologies Inc.

The undersigned incorporator, for the purpose of incorporating a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), does execute this Certificate of Incorporation and does hereby certify as follows:

ARTICLE I
Corporate Name

The name of the Corporation is YOPI Technologies Inc. (the "Corporation").

ARTICLE II
Registered Office

The address of the registered office of the Corporation in the State of Delaware is:

1013 Centre Road, Suite 403-B
Wilmington, DE 19805
New Castle County

The name of the Corporation's registered agent is Vcorp Services, LLC

ARTICLE III
Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV
Capital Stock

A. CLASSES OF STOCK.

The total number of shares of stock which the Corporation shall have authority to issue is 510,000,000, which shall consist of (i) 500,000,000 shares of common stock, $0.001 par value per share (the "Common Stock"), and (ii) 10,000,000 shares of blank check preferred stock, $0.001 par value per share (the "Blank Check Preferred Stock").

B. RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF COMMON STOCK.

1. Subject to the prior or equal rights of holders of all classes of stock at the time outstanding having prior or equal rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors of the Company (the "Board of Directors"), out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   The Common Stock is not redeemable upon demand of any holder thereof or upon demand of the Corporation.

3.   Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote.

C.   RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF BLANK CHECK PREFERRED STOCK.

1.   The Blank Check Preferred Stock may be issued in one or more series of preferred stock ("Preferred Stock"), from time to time, with each such series to have such designation, relative rights, preferences or limitations, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

(i) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors increasing such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

(ii) The dividend rate of such series, the conditions and time upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of Common or Preferred Stock or series thereof, or any other series of the same class, and whether such dividends shall be cumulative or non-cumulative;

(iii) The conditions upon which the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

(iv) Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(v) Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

(vi) Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or upon the distribution of assets of the Corporation; and

(viii) Any other powers, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation.

2.   The holders of shares of the Preferred Stock of each series shall be entitled, upon liquidation or dissolution or upon the distribution of the assets of the Corporation, to such preferences, if any, as provided in the resolution or resolutions creating such series of Preferred Stock, and no more, before any distribution of the assets of the Corporation shall be made to the holders of shares of the Common Stock. Whenever the holders of shares of the Preferred Stock shall be entitled to receive a preferred distribution and have been paid the full amounts to which they shall be entitled, the holders of shares of the Common Stock shall be entitled to share ratably in all remaining assets of the Corporation.

ARTICLE V
Board of Directors

A.   MANAGEMENT OF BUSINESS

The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B.   BOARD OF DIRECTORS

1.   Each director will serve a term of one year. Notwithstanding the foregoing provisions of this section, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. The directors of the

Corporation need not be elected by written ballot unless the bylaws of the Corporation (the "Bylaws") so provide.

2.   Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, following the date of this Certificate of Incorporation, no individual director may be removed without cause. Subject to any limitation imposed by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

3.   Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

ARTICLE VI
Indemnification

A.   EXCULPATION

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is hereafter amended to further reduce or to authorize, with the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended.

B.   INDEMNIFICATION

To the extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, voting of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

C.   EFFECT OF REPEAL OR MODIFICATION

Any repeal or modification of any of the foregoing provisions of this Article VI shall be prospective and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII
Preemptive Rights

No holder of shares of stock of the Corporation shall have any preemptive or other right, except as such rights are expressly provided by contract, to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Corporation, whether now or hereafter authorized, or any warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any share of any class, or series thereof, of stock; but such additional shares of stock and such warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock may be issued or disposed of by the Board of Directors to such persons, and on such terms and for such lawful consideration as in its discretion it shall deem advisable or as the Corporation shall have by contract agreed.

ARTICLE VIII
Amendment to Certificate of Incorporation

A.   CORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VIII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B.   STOCKHOLDERS

Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Certificate of Incorporation or any certificate of designation filed with respect to any series of Preferred Stock, the affirmative vote of the holders of at fifty and one tenth percent (50.1%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VIII, IX, X, XI.

ARTICLE IX
Amendment of Bylaws

The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at fifty and one tenth percent (50.1%) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE X
Shareholder Action

No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws. Special meetings of the stockholders shall be called only by the President, the Chief Executive Officer, the Chairman of the Board of Directors, or a majority of the Board of Directors.

ARTICLE XI
Shareholder Meetings

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE XII
Effective Date

This Certificate of Incorporation shall be effective upon filing.

ARTICLE XIII
Incorporator
The name and mailing address of the incorporator is William Zayac 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952.

I, the Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly set my hand this 11 day of June, 2017.

BY:*/s/William Zayac*
William Zayac, Incorporator